EXHIBIT 12.3
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						June 30,
	2011	2012	2013	2014	2015	2016
Fixed charges and preferred stock dividends:
Interest	$77	$77	$76	$77	$96	$53
Interest portion of annual rentals	1	1	1	2	1	1
Total fixed charges	78	78	77	79	97	54
Preferred stock dividends (1)	2	2	2	2	2	1
Combined fixed charges and preferred stock dividends for purpose of ratio	$80	$80	$79	$81	$99	$55
Earnings:
Pretax income from continuing operations	$431	$369	$481	$472	$558	$253
Add: Total fixed charges (from above)	78	78	77	79	97	54
Less: Interest capitalized	1	1	1	1	1	1
Total earnings for purpose of ratio	$508	$446	$557	$550	$654	$306

Ratio of earnings to combined fixed charges and preferred stock dividends	6.35	5.58	7.05	6.79	6.61	5.56

Ratio of earnings to fixed charges	6.51	5.72	7.23	6.96	6.74	5.67

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.